

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





05045234

February 17, 2005

Jessica L. Hackman
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, CA 94105-2228

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2005

Re: ChevronTexaco Corporation
Incoming letter dated December 30, 2004

Dear Ms. Hackman:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to ChevronTexaco by Richard C. Brenne. We also have received a letter from the proponent dated January 6, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



RECD S.E.C.
FEB 2 0 2005
1086

Enclosures

cc: Richard C. Brenne
P.O. Box 16655
Duluth, MN 55816-0655



PILLSBURY WINTHROP LLP

50 FREMONT STREET SAN FRANCISCO, CA 94105-2228 415.983.1000 F: 415.983.1200
MAILING ADDRESS: P. O. BOX 7880 SAN FRANCISCO, CA 94120-7880

December 30, 2004

Via Federal Express

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Richard C. Brenne for Inclusion in the 2005 Proxy Statement of ChevronTexaco Corporation

Ladies and Gentlemen:

ChevronTexaco Corporation ("the Company") has received a proposal from Richard C. Brenne ("the Proponent") for inclusion in the Company's proxy materials for the 2005 annual meeting of its stockholders (the "2005 Annual Meeting"). On behalf of the Company, we respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "SEC") will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are six copies of this letter (plus one to be time-stamped and returned to us) and six copies of the Proposal. The Company is simultaneously providing a copy of this letter to the Proponent, thereby notifying him of the Company's intention to omit the Proposal from its proxy materials for the 2005 Annual Meeting.

I. Summary of the Proposal

The Proposal requests a shareholder vote to "recommend that our directors and executives resume continuing sole sponsorship and support of the ChevronTexaco Metropolitan Opera Broadcast." The Proposal's Supporting Statement states that the Company has "benefited immeasurably by the positive public image and respect" generated by its support of the Metropolitan Opera Broadcast. The Supporting Statement



PILLSBURY WINTHROP LLP

further states that the costs associated with Opera sponsorship are affordable to the Company and that the admiration created by sponsorship of the Opera is profound.

II. Exclusion Under Rule 14a-8(i)(7)

The Company strongly believes that the Proposal may be properly excluded from the Company's 2005 proxy materials under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) allows the exclusion of shareholder proposals that deal with "matters relating to the Company's ordinary business functions." The policy behind Rule 14a-8(i)(7) is to prevent shareholder attempts to micromanage "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release No. 40,018, May 21, 1998.* In addition, the Rule attempts to prevent shareholder oversight of tasks that are "fundamental to management's ability to run a company on a day-to-day basis." *Id.*

The Staff has consistently found that shareholder proposals requesting donations to specific charities were excludable from proxy materials as relating to ordinary business operations. *See Juniper Networks, Inc.* (January 28, 2004); *Federal Agricultural Mortgage Corporation* (March 31, 2003); *FedEx Corporation* (March 20, 2003); *Berry Petroleum Company* (February 28, 2003).

In *Juniper Networks, Inc.*, for example, the Staff found that a proposal was excludable as relating to ordinary business operations under 14a-8(i)(7) where the proposal requested that the company place one percent of pre-tax profits into the company's "Community Fund." Similarly, in both *FedEx Corporation* and *Berry Petroleum Company*, the Staff allowed exclusion of proposals that would have required company contributions to the Foundation for the Advancement of Monetary Education.

As in the above cited no-action letters, the Proponent's Proposal that the Company continue Opera sponsorship is clearly a request for a charitable donation to a specific organization, in this case the Metropolitan Opera. As such, the Proposal is an attempt by the Proponent to micromanage business affairs of the Company. Whether to make a specific charitable contribution is a decision that is out of the realm of shareholder experience and judgment, and is best left to the Company's officers and directors. The Company therefore believes that the Proposal may properly be excluded under Rule 14a-8(i)(7).



PILLSBURY WINTHROP LLP

Conclusion

For the above reasons, we, on behalf of the Company, hereby respectfully request that the Staff not recommend any enforcement action to the SEC if the Company omits the Proposal from its 2005 proxy materials. Please time-stamp and return a copy of this letter to us in the enclosed pre-addressed, pre-paid envelope.

If the Staff is inclined to disagree with our conclusions or our requests or if any additional information is desired in support of the Company's position, we would appreciate an opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please contact me at (415) 983-1049, or, in my absence, Terry M. Kee at (415) 983-1724.

Very Truly Yours,

Jessica L. Hackman

Enclosures

cc: Richard C. Brenne

Ms. Lydia I. Beebe
Mr. Christopher Butner

Mr. Terry Kee
Mr. Stephen Williams

January 6, 2005

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Richard C. Brenne for Inclusion in the 2005 Proxy Statement of ChevronTexaco Corporation.

Dear Ladies and Gentlemen:

This letter is in response to a letter of December 30, 2004 from ChevronTexaco counsel Jessica L. Hackman at Pillsbury Winthrop LLP which I expect you have already received.

Please find 6 copies of this letter plus one to be time stamped and returned to me, hopefully in accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934.

I have included a self addressed stamped envelope.

I am not a lawyer and am doing my best to represent myself.

Ms. Hackman requests on behalf of ChevronTexaco (the company) that the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the SEC) will not recommend enforcement action if the company omits my proposal from its 2005 proxy.

I would like to oppose Ms. Hackman and recommend Staff act to enforce the provisions of the 1934 Act and require inclusion of my Proposal.

I shall as a layman attempt to make my case to you.

Please note that my Proposal is dated May 24, 2004. It is a shoddy legal trick to wait until moments before the printing presses are ready to roll, to raise any objection to my Proposal. This gives me very little time to obtain competent counsel and properly respond. I can't imagine it took Ms Hackman 7 months to draft a 3 page letter.

ChevronTexaco's closing date is in November for proposals to be considered at the 2005 meeting which is probably sometime in April. My proposal was there in plenty of time for Ms. Hackman to object in an earlier more timely manner. This objection is to little to late.

Ms. Hackman refers to Rule 14a-8(i)(7) on her page 2 (II). ChevronTexaco's ordinary business operation is the production, distribution and sale of petroleum products and energy. My proposal in no way attempts to intrude into the normal operation of the business of the Company. This is not a matter of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment. No shareholder is in any way attempting to micromanage anything.

With gas around $ 2.00 a gallon, the company is doing a fine job of conducting its normal business operation.

ChevronTexico and its predecessor companies Texaco and The Texas Company have a sixty plus year history of doing exactly what my Proposal asks. I am not breaking any new ground here. I am only asking that the Company continue to do what it has been doing for over sixty years.

My proposal does not seek "shareholder oversight of the tasks that are fundamental to management's ability to run a company on a day to day basis." My Proposal is simply a recommendation to the directors. If you read my Proposal and the Supporting Statement you will find that it is not in any way binding on the company or its directors or executives. In the unlikely event that my Proposal passes, it makes no demands on anyone. It is simply in the nature of a request. The directors are perfectly free to accept or reject the Proposal's recommendation.

You can't find a wimpier worded Proposal

What are these people afraid of? The sentiment of the shareholders in favor of responsible corporate behavior?

Please read the Shareholder Proposal and The Supporting Statement in my original letter of May 24, 2004. Please pay particular attention to paragraphs 7, 8 and 9 of the Supporting Statement. (included in Ms. Hackman's mailing)

If the Company is allowed to use rule 14a-8(i)(7) in this case as Ms. Hackman intends it would set a precedent which would eliminate all shareholder proposals. What shareholder proposal could possibly be put forth that the Company would not consider shareholder oversight, meddling or micromanaging the Company's day to day business.

Ms. Hackman considers this a charitable donation to a specific organization. It is not. If the directors decide to implement my Proposal they will be purchasing good will at a handsome discount. The ChevronTexaco Metropolitan Opera Broadcast is a "pure play" while in auto racing there are 2 dozen corporate logos on every driver uniform and car.

Ms. Hackman cites 4 no-action letters under rule 14a-8(i)(7) The rule can be found at;

http://www.law.uc.edu/CCL/34ActRls/rule14a-8.html

The 4 no-action letters are;

Juniper Networks, Inc (January 28, 2004)
Federal Agricultural Mortgage Corp.(March 31, 2003)
FedEx Corporation (March 20, 2003)
Berry Petroleum Company (February 28,2003)

I am not completely incompetent, however I have not been able to locate any of Ms. Hackman's citations.

The no-action letters cited by Ms. Hackman are not available on the SEC web site at "Staff No Action, Interpretive and Exemptive Letters";

http://www.sec.gov/interps/noaction.shtml

either under the archives of the Division of Corporate Finance at;

http://www.sec.gov/divisions/corpfin/cf-noaction.shtml

or under the archives of the Division of Investment Management where there is a section devoted to Shareholder Proposals at;

http://www.sec.gov/divisions/investment/im-noaction.shtml

I challenge anyone to find those "no-action Letters" archived anywhere on <http://www.sec.gov>. If they can be found please send the URL (link) to me so I may read them.

Since I have not been able to read the cited no-action letters I am forced to respond without a any knowledge of their contents. This is a dangerous thing for me to do.

In response please let me assume that none of the companies in the no-action letters, cited by Ms. Hackman, had any corporate history of support for any of the causes put forth by any of the proponents.

ChevronTexaco on the other hand has a sixty plus year corporate history of doing exactly what my Proposal advocates. All I want is for the Company to continue what they were doing.

Both FedEx and Berry no-action letters espouse the same cause and seem to require company action. My proposal requires no company action. I expect they were not the only companies to receive that proposal, that year.

Conclusion:

For all of the above mentioned reasons I respectfully request that the Staff recommend enforcement action to the SEC should ChevronTexaco omit my Proposal from the 2005 Proxy package.

If the Staff has any communications with the people at ChevronTexaco or Pillsbury Winthrop concerning my Shareholder Proposal, I would like to be included in that conversation. Please e-mail to me to arrange a time and phone number where I can be part of the conference call. Any written communication may be sent to my mailing address below, first class mail no signature required, please. Since this is the time of year that I leave the sub zero temperatures of Duluth, Minnesota, I would request that you please copy me, additionally, at my e-mail address;

brenne@tcfreenet.org (plain text only)

I feel the only proper reason for excluding my Shareholder Proposal from the 2005 Proxy package would be the Company's compliance with Rule 14a-8(i)(10) Substantially Implemented.

Thank You for your consideration of my position.

Sincerely



Richard C. Brenne
P. O. Box 16655
Duluth, Minnesota
55816-0655

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ChevronTexaco Corporation
Incoming letter dated December 30, 2004

The proposal recommends that ChevronTexaco resume sponsorship of the ChevronTexaco Metropolitan Opera Broadcast.

There appears to be some basis for your view that ChevronTexaco may exclude the proposal under rule 14a-8(i)(7), as relating to ChevronTexaco's ordinary business operations (i.e., contributions to a specific organization). Accordingly, we will not recommend enforcement action to the Commission if ChevronTexaco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Robyn Manos
Special Counsel